SOFTWARE DEVELOPMENT CONSULTING AGREEMENT

         This CONSULTING AGREEMENT ("Agreement") is made and entered into in duplicate and shall be effective December 16, 2002 through March 15, 2003 by and between Aegis Assessments, Inc., a Delaware corporation ("Corporation"), and Stephen Stubblefield ("Consultant").

         1. Duties. Consultant shall provide software development and code-writing services to the Corporation for the period December 16, 2002 through March 15, 2003.

         2. Compensation. Consultant shall receive $15,000 in cash compensation, plus an incentive bonus of 30,000 shares of the Corporation's common stock. Consultant shall also receive options to purchase up to 20,000 shares of the Corporation's common stock pursuant to the Aegis Assessments, Inc. 2002 Stock Option Plan, on terms and conditions to be set by the Corporation's Board of Directors.

         IN WITNESS WHEREOF the parties have executed this Agreement in duplicate and in multiple counterparts, each of which shall have the force and effect of an original, on the date specified in the preamble of this Agreement.

Aegis Assessments, Inc.

By: /s/ Eric Johnson
        Eric Johnson
Its:    President/CEO


Accepted:

/s/ Stephen Stubblefield
    Stephen Stubblefield